EXHIBIT 21.1
Subsidiaries of the Registrant

Subsidiary	State of Formation
American Safety Insurance Company	Georgia
American Southern Insurance Company	Kansas
Association Casualty Insurance Company	Texas
Association Risk Management General Agency, Inc.	Texas
Bankers Fidelity Life Insurance Company	Georgia
Georgia Casualty & Surety Company	Georgia
Self-Insurance Administrators, Inc.	Georgia